November 12, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Cash, Accounting Branch Chief
Office of Manufacturing and Construction

Re:  KollagenX Corp.
Form 10-KT for the Fiscal Year Ended February 28, 2015
Filed July 1, 2015
File No. 0-54667

Dear Mr. Cash

This letter is submitted by KollagenX Corp. (the "Company") with respect to the comments of the reviewing staff ("Staff") of the Securities and Exchange Commission ("Commission") in connection with the above referenced filing as set forth in the comment letter of September 4, 2015.

We have reviewed the comment letter and are preparing a response. However, some of our professionals are backlogged in completing their work for clients that have a November 16 deadline for their 10-Q's or 10-K's.  They believe this can be completed once their other work is out of the way and respectfully request an extension of time to respond until November 30, 2015.

The company acknowledges that:

 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rondell Fletcher

Rondell Fletcher
Secretary, Treasurer